Patrick Downey appointed as a Director of Sutcliffe Resources

April 19, 2007

Sutcliffe Resources (“SR” or the “company”) is pleased to announce the appointment of Patrick Downey to its Board of Directors, subject to receipt of TSX Venture Exchange approval. This appointment further strengthens the Board, ahead of the company initiating its Russian gold exploration program next month.

Up until recently, Mr. Downey was President and Chief Executive Officer of Viceroy Exploration Ltd which was acquired by Yamana Gold Inc late last year. Under Mr. Downey’s direction Viceroy’s principle gold asset, Gualcamayo in Argentina, was developed from an early stage exploration project through to feasibility. He has recently been appointed as President of Aura Gold.

Patrick is a professional Engineer with over 20 years of exploration, development and operational experience in the emerging markets. Before Viceroy, he was President of Oliver Gold prior to this company’s merger to form Canico Ltd. which was later acquired by CVRD.

Commenting on Mr. Downey’s appointment, Robert Maddigan, Director of Sutcliffe Resources stated “Patrick has provided invaluable technical input as a member of our advisory committee. His decision to join Sutcliffe in a more formal capacity, will significantly enhance Sutcliffe’s ability to move our Russian gold projects through the exploration stage towards development”.

Patrick Downey comments “I am very pleased to be formally joining the board of Sutcliffe. The company’s four highly prospective gold projects have the potential to host one, or more, world class discoveries. This excellent exploration portfolio, combined with the current team’s extensive Russian operating experience, provides a unique and exciting opportunity within the gold sector.”

Sutcliffe, led by a management team with extensive experience in the Russia Federation, is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in Russia. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within Russia. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact :

Robert Maddigan, Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutcliffe.com
Website: www.sutclifferesources.com